FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For August 2007

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Release dated August 15, 2007 – Chai-Na-Ta Corp. Reports 2007 Second Quarter Results

2.

Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2007

3.

Management’s Discussion and Analysis

4.

Certification of Interim Filings – CEO

5.

Certification of Interim Filings – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2007	CHAI-NA-TA CORP. SIGNED “WILMAN WONG” Wilman Wong Chief Executive Officer

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Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada Toll Free in Canada & USA: 1-800-406-ROOT (7668) Telephone: (604) 272-4118 Facsimile: (604) 272-4113 OTCBB: “CCCFF” Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2007 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – August 15, 2007 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a second quarter 2007 net loss of $1.4 million, or $0.04 per basic share, compared to a net loss of $0.4 million, or $0.01 per basic share, in the same period last year.

Revenue fell to $1.6 million in the 2007 second quarter from $2.4 million in the prior year period. The Company had a gross loss of 8% of sales revenue in the 2007 second quarter compared to a gross profit of 1% in the same period last year.

“About 75% of our 2006 harvest root was sold by June 30, 2007 with most of the remaining root committed to customers,” said Derek Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price increased to $8.76 per pound in the second quarter of 2007 from about $5.58 per pound in the second quarter of 2006.

“While 2007 will remain challenging, ginseng prices have stabilized and we are on track with our efforts to minimize operating and overhead costs,” added Mr. Zen, “Selling, general and administrative expenses were $551,000 in the first half of 2007 compared to $595,000 from the same period last year.”

The Company took a $1.3 million write-down on inventory in the 2007 second quarter to reduce the carrying value of specific inventory to its estimated net realizable value.

In the six months ended June 30, 2007, revenue increased to $5.3 million from $3.7 million in the first half of 2006. Net loss in the first half of 2007 was $1.8 million, or $0.05 per basic share, compared to a net loss of $567,000, or $0.02 per basic share in the same period last year.

The working capital position as at June 30, 2007 was a surplus of $3.7 million compared to a surplus of $7.5 million at December 31, 2006.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three and six months ended June 30, 2007

(Unaudited - Prepared by Management)

Chai-Na-Ta Corp. Second Quarter Report for the period ended June 30, 2007

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of	June 30	December 31
Canadian dollars	2007	2006
	$	$
ASSETS
Current assets
Cash	450	484
Accounts receivable and other receivables	21	218
Inventory	2,037	8,628
Ginseng crops	6,328	5,214
Prepaid expenses and other assets	71	51
	8,907	14,595
Ginseng crops	11,127	9,305
Assets held for sale (Note 4)	894	-
Property, plant and equipment	4,410	5,793
	25,338	29,693

LIABILITIES
Current liabilities
Bank indebtedness (Note 5)	2,220	4,310
Accounts payable and accrued liabilities	1,171	1,066
Customer deposits	1,539	1,393
Current portion of long-term debt (Note 6)	234	299
	5,164	7,068
Long-term debt (Note 6)	7,498	8,366
	12,662	15,434
SHAREHOLDERS' EQUITY
Share capital (Note 7)	38,246	38,246
Contributed surplus	338	338
Accumulated other comprehensive income	789	591
Deficit	(26,697)	(24,916)
	12,676	14,259
	25,338	29,693
Going concern (Note 1)
Commitments, contingencies and guarantees (Note 11)

On behalf of the Board:

"Derek Zen"	"Wilman Wong"

Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars (except per share amounts)	2007	2006	2007	2006
	$	$	$	$
Revenue	1,564	2,372	5,323	3,650
Cost of goods sold	1,686	2,360	5,354	3,560
	(122)	12	(31)	90

Selling, general and administrative expenses	267	257	551	595
Interest on short-term debt	29	115	48	218
Interest on long-term debt	162	34	330	71
Write-down of inventory (Note 9)	1,286	235	1,286	235
	1,744	641	2,215	1,119

Operating loss	(1,866)	(629)	(2,246)	(1,029)

Other income (Note 10)	446	59	465	54
Loss before taxes	(1,420)	(570)	(1,781)	(975)

Recovery of income taxes	-	(215)	-	(408)

LOSS FOR THE PERIOD	(1,420)	(355)	(1,781)	(567)

Deficit, beginning of period	(25,277)	(15,667)	(24,916)	(15,455)

DEFICIT, END OF PERIOD	(26,697)	(16,022)	(26,697)	(16,022)

Basic and diluted loss per share (Note 3)	$ (0.04)	$ (0.01)	$ (0.05)	$ (0.02)

Weighted average number of shares used to calculate basic and diluted loss per share	34,698,157	34,698,157	34,698,157	34,698,157

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive Loss
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2007	2006	2007	2006
	$	$	$	$
Loss for the period	(1,420)	(355)	(1,781)	(567)

Other comprehensive income
Change in cumulative translation
adjustments as a result of unrealized foreign exchange
differences	169	102	198	102
Comprehensive loss	(1,251)	(253)	(1,583)	(465)

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2007	2006	2007	2006
	$	$	$	$
Balance, beginning of period	620	585	591	585

Other comprehensive income for the period	169	102	198	102
Balance, end of period	789	687	789	687

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(1,420)	(355)	(1,781)	(567)
Items included in net loss not affecting cash
(Note 13(a))	2,397	2,304	6,002	3,281
Changes in non-cash operating assets and
liabilities (Note 13(b))	(1,077)	24	(356)	(424)
Changes in non-current cash crop costs	(1,032)	(1,667)	(1,716)	(2,342)
	(1,132)	306	2,149	(52)
FINANCING ACTIVITIES
Bank indebtedness	1,370	120	(2,090)	(50)
Repayment of long-term debt	(161)	(166)	(208)	(1,140)
	1,209	(46)	(2,298)	(1,190)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2)	(41)	(2)	(41)
Proceeds from the disposition of assets held
for sale and property, plant and equipment	119	3	119	1,562
	117	(38)	117	1,521

EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(1)	(8)	(2)	(8)
NET INCREASE (DECREASE) IN CASH	193	214	(34)	271

CASH, BEGINNING OF THE PERIOD	257	100	484	43
CASH, END OF THE PERIOD	450	314	450	314

Supplemental information Note 13(c)

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
1. Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has experienced a loss of $9,460,716 for the year ended December 31, 2006 and a loss of $8,131,069 for the year ended December 31, 2005 due to a low selling price of ginseng and has an accumulated deficit of $26,697,000 as at June 30, 2007.  The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors.  These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2006.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2007.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Adoption of new accounting standards

In April 2005, the Canadian Institute of Chartered Accountants issued Section 3855, "Financial Instruments - Recognition and Measurement", Section 1530, "Comprehensive Income", Section 3865, "Hedges", Section 3861, "Financial Instruments - Disclosure and Presentation", and Section 3251, "Equity". These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it and establishes rules for the presentation of equity and changes in equity. The Company adopted these standards effective January 1, 2007.

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

Upon adoption of these standards, the Company has designated its cash, bank indebtedness and foreign exchange contracts as held-for-trading, which are measure at fair market value. Accounts receivable are classified as loans and receivable which are measured at amortized cost. Accounts payable, accrued liabilities and long-term debt are classified as other liabilities, which are measured at amortized cost.

There were no adjustments required as a result of the adoption of these new standards. The cumulative translation adjustment of $590,000 has been reclassified to opening accumulated other comprehensive income. Prior period financial statements are not revised for the adoption of the new standards.

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies.  Actual results may differ from those estimates.

3. Loss per common share

At June 30, 2007 there were 343,400 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted loss per share for the three month and six month periods ended June 30, 2007 because the effects would have been anti-dilutive.

4. Assets held for sale

Due to the decision to discontinue planting in British Columbia and to improve short-term cash flows, the Company has made available for sale the land and buildings located near Kamloops, British Columbia. This facility is currently used as the head office for the farms operations in British Columbia.

5. Bank indebtedness

The Company has available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $5,000,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 1.25% per annum.  As at June 30, 2007, the Company had drawn $2,220,000 against the loan. For the three month and six month periods ended June 30, 2007, the Company incurred $29,000 and $48,000 of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

6. Long-term debt

in thousands of		June 30	December 31
Canadian dollars		2007	2006
		$	$
Bank term loan	(a)	100	160
Term loan	(b)	7,457	8,182
Equipment purchase loans	(c)	175	323
		7,732	8,665
Less: current portion		234	299
		7,498	8,366

a)

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum. The loan is repayable in monthly installments of $10,000 plus interest and is secured by specific property of the Company.  As at June 30, 2007, $100,000 is outstanding, all of which will become due within the next twelve months. For the three month and six month periods ended June 30, 2007, the Company incurred $3,000 and $5,000 of interest, respectively, which has been included in interest on long-term debt on the statement of operations.

b)

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company. The Company has fully drawn the loan facility. For the three month and six month periods ended June 30, 2007, the Company incurred $160,000 and $325,000 of interest, respectively, which has been included in interest on long-term debt on the statement of operations.

c)

The Company has entered into various equipment purchase loan agreements at interest rates of up to 7.75% per annum.  The loans are repayable in installments maturing in various amounts to September 30, 2009 and are secured by specific assets of the Company.  As at June 30, 2007, $175,000 is outstanding of which $134,000 will become due in the next twelve months.

7. Share capital

	Number of
In thousands	Shares	Amount
		$
Common Shares
Balance as at December 31, 2006 and June 30, 2007	34,698	38,246

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

8. Stock options

Options to purchase 343,400 shares are outstanding and exercisable as at June 30, 2007 as follows:

			Exercise
	Number	Number	price	Contractual
	outstanding	exercisable	($ / share)	life in years

Granted in 2003	343,400	343,400	$ 0.73	1.46

Information regarding the Company's stock options as at June 30, 2007 is summarized as follows:

				Exercise
			Number of	price range
			shares	($ / share)

Outstanding as at December 31, 2006			403,300	0.73
Expired			(59,900)	0.73
Outstanding and exercisable as at June 30, 2007			343,400	0.73

9. Write-down of inventory

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,286,000. This inventory was being held by the Company to fulfil a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract has expired and the customer has not ordered the predetermined minimum quantity and the Company has been unable to negotiate an acceptable subsequent agreement. The Company intends to pursue all possible options, including legal action, to ensure receipt of the contracted amount for this inventory. However, due to the uncertainty of the Company's ability to receive the contracted amount, a write-down has been recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

The Company recorded a write-down on inventory of $235,000 during the three month period ended June 30, 2006 to reduce the carrying value of inventory to its estimated net realizable value.

10. Other income

Other income consists of net foreign exchange gains, gains and losses on the disposal of property, plant and equipment, and miscellaneous other income and losses.

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

11. Commitments, contingencies and guarantees

a)

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur any costs in connection with this indemnification and as such no amounts have been accrued as of June 30, 2007.

b)

The Company has entered into a contract with a Canadian bank to purchase US$2,500,000 on December 21, 2007 to partially hedge against the term loan detailed in Note 6(b). If the spot Canadian/US dollar exchange rate is less than or equal to $1.0625 on the contract date, the exchange rate of the purchase will be $1.0625. If the exchange rate is greater than or equal to $1.0825 on the contract date, the exchange rate of the purchase will be $1.0825. If the exchange rate is between $1.0625 and $1.0825 on the contract date, the contract will expire and a purchase obligation will not take place. At June 30, 2007, the closing exchange rate of $1.0654 resulted in a fair market value of this contract totalling $NIL.

c)

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

12. Financial instruments

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 6(b) and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the three month and six month periods ended June 30, 2007, the Company recorded a loss of $122,000 and $149,000, respectively, as a result of foreign exchange contracts which are included in other income on the statement of operations. At period-end exchange rates, the Company would receive $NIL (December 31, 2006 - $38,500) to settle its existing foreign exchange contract which is included in accounts receivable and other assets on the balance sheet.

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

13. Cash flow information

a) Items included in net loss not affecting cash

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
	$	$
Depreciation and amortization	5	5
Gain on disposal of property, plant and equipment	(108)	(3)
Cost of ginseng crops sold	1,666	2,345
Non-cash foreign exchange gains	(452)	(63)
Write-down of inventory and crop costs	1,286	235
Future income taxes	-	(215)
	2,397	2,304

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
	$	$
Depreciation and amortization	10	10
Gain (loss) on disposal of assets held for sale and
property, plant and equipment	(108)	2
Cost of ginseng crops sold	5,300	3,505
Non-cash foreign exchange gains	(486)	(63)
Write-down of inventory	1,286	235
Future income taxes	-	(408)
	6,002	3,281

b) Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
	$	$
Accounts receivable and other receivables	11	(10)
Inventory	1	(5)
Ginseng crops	(567)	(415)
Prepaid expenses and other assets	(31)	(27)
Accounts payable and accrued liabilities	140	589
Customer deposits	(631)	(108)
	(1,077)	24

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
	$	$
Accounts receivable and other receivables	158	(190)
Inventory	4	22
Ginseng crops	(749)	(693)
Prepaid expenses and other assets	(21)	(12)
Accounts payable and accrued liabilities	105	(307)
Customer deposits	147	756
	(356)	(424)

c) Supplemental cash flow information

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
	$	$
Other cash flows:
Interest paid	67	106

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
	$	$
Other cash flows:
Interest paid	97	200

14. Segmented information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
External revenue from operations located in:	$	$
Canada	12	411
Far East	1,552	1,961
	1,564	2,372
Intersegment revenue from operations located in:	$	$
Canada	1,320	2,773
Far East	-	-
	1,320	2,773
Net loss from operations located in:	$	$
Canada	(1,503)	(319)
Far East	83	(36)
	(1,420)	(355)

Chai-Na-Ta Corp. Second Quarter Report for the periods ended June 30, 2007

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2007	2006
External revenue from operations located in:	$	$
Canada	1,529	629
Far East	3,794	3,021
	5,323	3,650
Intersegment revenue from operations located in:	$	$
Canada	3,134	4,187
Far East	-	-
	3,134	4,187
Net loss from operations located in:	$	$
Canada	(1,833)	(494)
Far East	52	(73)
	(1,781)	(567)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	June 30	June 30
Canadian dollars	2007	2006
Long-lived assets from operations located in:	$	$
Canada	16,430	21,634
Far East	1	1
	16,431	21,635

Major customers:

For the three months ended June 30, 2007, revenue consisted of sales primarily to two customers, which accounted for $1,084,000 and $464,000 from the Far East geographic region (June 30, 2006 - three customers which accounted for $1,260,000 and $595,000 from the Far East geographic region and $340,000 from the Canadian geographic region).

For the six months ended June 30, 2007, revenue consisted of sales primarily to two customers, which accounted for $3,318,000 from the Far East geographic region and $685,000 from the Canadian geographic region (June 30, 2006 - three customers which accounted for $1,919,000 and $989,000 from the Far East geographic region and $340,000 from the Canadian geographic region).

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2007

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of August 14, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements as at June 30, 2007 and for the three and six month periods ended June 30, 2007 and 2006 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles. The discussion and analysis should also be read in conjunction with the 2006 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia. Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in British Columbia in 2006 and thereafter and expects to close its British Columbia operations after the final harvest in 2008. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

Ginseng prices increased and buyers were more willing to carry inventory in the first six months of 2007 compared to the first six months of 2006. However, ginseng prices still remain at low levels and the sales of inventory made during the first six months of 2007 were close to the written-down value of the Company’s inventory in the fourth quarter of 2006. The Company recorded a gross loss of $31,000 on revenue of $5.3 million for the six months ended June 30, 2007 compared to a gross margin of $90,000 on revenue of $3.7 million for the six months ended June 30, 2006.

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1.3 million. This inventory was being held by the Company to fulfil a contract with a Canadian customer. However, due to the uncertainty of the Company's ability to receive the contracted amount, a write-down has been recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

As a result of the thin margins on the sales of ginseng and the write-down incurred in the second quarter, the Company recorded a net loss of $1.4 million for the six months ended June 30, 2007. This compares to a loss of $355,000 for the same period in the prior year.

OUTSTANDING SHARE DATA AS AT AUGUST 14, 2007

Authorized Number of Shares Common Shares Unlimited Preferred Shares 21,000,000 Issued and Outstanding Common Shares 34,698,157 Preferred Shares - Options Outstanding 343,400

RESULTS OF OPERATIONS

Revenue decreased to $1.6 million in the second quarter of 2007 from $2.4 million in the second quarter of the previous year and increased to $5.3 million for the six months ended June 30, 2007 compared to $3.7 million for the six months ended June 30, 2006. The average selling price was $8.76 per pound in the first six months of 2007 compared to $5.58 in the first six months of 2006. The increase in revenue for the six months ended June 30, 2007 was due to an increase in sales prices compared to the same period in 2006. The decrease in revenue in the second quarter of 2007 compared to the second quarter of 2006 is due to a greater percentage of the 2006 harvest being sold in the first quarter of 2007 compared to the 2005 harvest being sold in the first quarter of 2006.

Cost of goods sold was 108% of sales revenue in the second quarter of 2007, compared to 99% in the previous year period and was 101% of sales revenue for the six months ended June 30, 2007 compared to 98% for the six months ended June 30, 2006. Gross loss was 8% of sales in the second quarter of 2007 compared to a gross margin of 1% for the same period in 2006. Gross loss was 1% of sales for the six months ended June 30, 2007 compared to a gross margin of 2% for the same period in 2006. In both 2007 and 2006, sales of inventory were made at amounts close to their written-down values thus resulting in minimal positive or negative margins on sales.

For the three months ended June 30, 2007, selling, general and administrative expenses increased marginally to $267,000 compared to $257,000 for the three months ended June 30, 2006. For the six months ended June 30, 2007, selling, general and administrative expenses decreased to $551,000 compared to $595,000 for the six months ended June 30, 2006. This reduction was due to cost cutting measures implemented by the Company.

Interest on short-term debt decreased to $29,000 in the second quarter of 2007 from $115,000 in the second quarter of 2006 and decreased to $48,000 in the first six months of 2007 from $218,000 in the first six months of 2006. The decrease in interest is primarily due to the increase in cash from sales and customer deposits that the Company received in the first six months of 2007 compared to the first six months of 2006. This allowed the Company to reduce its bank indebtedness and thus reduce interest on short-term debt.

Interest on long-term debt increased to $162,000 in the second quarter of 2007 from $34,000 in the second quarter of 2006 and increased to $330,000 in the first six months of 2007 from $71,000 in the first six months of 2006. The increase in interest on long-term debt is a result of the four year loan facility established with More Growth Finance Limited (“More Growth”), a company formerly under common control, in the third quarter of 2006 of $8.0 million which was used to fund working capital requirements and to repay the $3.5 million in borrowings that had been established over shorter terms during 2005.

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1.3 million. This inventory was being held by the Company to fulfil a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract has expired and the customer has not ordered the predetermined minimum quantity and the Company has been unable to negotiate an acceptable subsequent agreement. The Company intends to pursue all possible options, including legal action, to ensure receipt of the contracted amount for this inventory. However, due to the uncertainty of the Company's ability to receive the contracted amount, a write-down has been recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

The Company recorded a write-down on inventory of $235,000 for the three months ended June 30, 2006. This write-down reduced the carrying value of specific low grade ginseng roots to their net realizable value.

The Company had $446,000 and $465,000 in other income for the three month and six month periods ended June 30, 2007, respectively, compared to $59,000 and $54,000 for the same periods in the prior year. This income was primarily the result of foreign exchange gains on the long-term debt denominated in Hong Kong dollars, net of losses on foreign exchange hedging contracts, and gains on the disposal of excess equipment.

For the three months ended June 30, 2007, the Company incurred a net loss of $1.4 million, or $0.04 per basic share, compared to a net loss of $355,000, or $0.01 per basic share for the three months ended June 30, 2006. For the six months ended June 30, 2007, the Company incurred a net loss of $1.8 million, or $0.05 per basic share, compared to a net loss of $567,000, or $0.02 per basic share for the corresponding period last year. The net loss is higher in 2007 as a result of the $1.3 million inventory write-down in the second quarter.

The Company did not declare any dividends on any class of shares during the six months ended June 30, 2007 or for any period in the previous three fiscal years ended December 31, 2006.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2005 through June 30, 2007.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands
of Canadian Dollars	2007		2006				2005
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	$1,564	3,759	315	1,963	2,372	1,278	912	4,485

Operating loss	(1,866)	(380)	(5,909)	(524)	(629)	(400)	(3,656)	(5,828)

Net loss	(1,420)	(361)	(6,714)	(2,180)	(355)	(212)	(2,603)	(3,833)

Net loss per share:
Basic and diluted	$(0.04)	(0.01)	(0.19)	(0.06)	(0.01)	(0.01)	(0.07)	(0.11)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

The change in the sales pattern in 2005 was mainly due to the strengthening of the Canadian dollar relative to the currencies used by the Company’s customers, who deferred purchasing decisions, as well as by the Company’s decision in the last quarter of 2004 and the first two quarters of 2005 to hold off sales of the 2004 harvest until the price of ginseng stabilized.

The net loss in the second quarter of 2007 included a $1.3 million write-down on inventory. The net loss in the fourth quarter of 2006 included a $2.7 million write-down on inventory and a $2.7 million write-down on crop costs. The net loss in the third quarter of 2006 included a $1.8 million valuation allowance against future income tax assets. The net loss in the second quarter of 2006 included a $235,000 write-down on inventory. The net loss in the fourth quarter of 2005 included a $3.2 million write-down on inventory and a $110,000 write-down of assets held for sale. The net loss in the third quarter of 2005 included a write-down on inventory and crop costs of $5.5 million and a $136,000 write-down of assets held for sale.

LIQUIDITY AND CAPITAL RESOURCES

The cash used in operations was $1.1 million for the three months ended June 30, 2007, compared with cash provided by operations of $306,000 for the same period in 2006. The cash provided by operations was $2.1 million for the six months ended June 30, 2007, compared with cash used in operations of $52,000 for the same period in 2006. The increase in cash provided by operations during the six months ended June 30, 2007 and the decrease in cash provided by operations during the three months ended June 30, 2007 compared to the respective prior year periods was primarily due to the increase in sales in the first quarter and a decrease in sales in the second quarter of the current year compared to the same periods in the prior year. The cash provided by operations in the first six months of 2007 was primarily used to reduce the Company’s bank indebtedness.

Current and non-current crop cost expenditures before depreciation and interest totalled $1.6 million for the three months ended June 30, 2007 compared to $2.1 million for the same period in the prior year while expenditures totalled $2.5 million in the first six months of 2007 compared to $3.1 million in the first six months of 2006. The decrease in expenditures on crop costs in the current year was a result of cost saving measures enacted by management and fewer total acres under cultivation compared to the prior year.

The Company’s cash as at June 30, 2007 was $450,000 compared to a balance of $484,000 at December 31, 2006, a decrease of $34,000. The working capital position of the Company at June 30, 2007 was a surplus of $3.7 million compared to a surplus of $7.5 million at December 31, 2006. The reduction of the working capital is due to the $3.1 million in crop cost expenditures for the six months ended June 30, 2007 and the write-down on inventory in the second quarter of 2007 of $1.3 million.

As at June 30, 2007, the Company had received $1.5 million in deposits from customers. These deposits are on orders that management expects will be fulfilled in the third quarter of 2007.

As of June 30, 2007, the Company had drawn $2.2 million of the available $5.0 million revolving demand operating loan from a Canadian chartered bank. The Company incurred interest of $29,000 and $48,000 on the demand loan for the three month and six month periods ended June 30, 2007, respectively, which has been included in interest on short-term debt on the statement of operations.

On August 18, 2006, the Company accepted a four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth to finance the general working capital requirements of the Company and to repay the existing HK$23.2 million (approximately $3.5 million) loan. This loan facility is unsecured and bears interest at 1.7% above the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The Company has fully drawn the loan facility. The Company incurred interest of $160,000 and $325,000 on the loan facility for the three month and six month periods ended June 30, 2007, respectively, which has been included in interest on long-term debt on the statement of operations.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at June 30, 2007, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Long-term debt (1)	$ 7,731,000	$ 234,000	$ 40,000	$ 7,457,000	$ -

Operating leases (2)	201,000	87,000	106,000	8,000	-

Agricultural land leases (3)	487,000	323,000	155,000	9,000	-

Total Contractual Obligations	$ 8,419,000	$ 644,000	$ 301,000	$ 7,474,000	$ -

(1)

Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 1.5% per annum, the loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 7.75% per annum.

(2)

Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)

Agricultural land leases include land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

•

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of June 30, 2007;

•

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings; and

•

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On August 18, 2006, the Company established a four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in a materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted accounting standards relating to comprehensive income and financial instruments that were issued by the Canadian Institute of Chartered Accountants. These changes are more fully described in Note 2 of the financial statements. The changes were applied on a prospective basis with no restatement of prior period financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Capital Disclosures

Effective January 1, 2008, the Company will be required to adopt the changes to CICA Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments - Disclosures

Effective January 1, 2008, the Company will be required to adopt CICA Handbook Section 3862, Financial Instruments - Disclosures. This Section require entities to provide disclosures in their financial statements that enable users to evaluate both the significance of financial instruments for the entity's financial position, and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Inventory

Effective January 1, 2008, the Company will be required to adopt CICA Handbook Section 3031, Inventory. This section provides additional guidance for the measurement of inventories at the lower of cost and net realizable value, and the determination of cost, including allocation of overhead expenses and other costs to inventory. The Company has not determined whether adoption of this policy will have a significant impact on the Company’s financial position or results of operation.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company’s long-term debt is denominated in United States and Hong Kong dollars. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Ministry of Commence of the People’s Republic of China announced an order that stops the importation of cultivated North American ginseng for the purpose of contract processing in China, and the subsequent exporting of the processed ginseng to other markets. The announcement was effective on November 1, 2004.

As a result, the Company believes there could be an impact on the demand for and the prices of North American ginseng; however, based on information available to date the Company does not believe that there has been a significant impact attributable to this announcement.

On July 21, 2005, the People’s Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar. The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies. However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a result of this.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair value of the loans payable to More Growth is not readily determinable due to the related party nature of the loan when it was agreed upon.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer nor that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result the selling price that the Company can achieve in those markets are exposed to changes in exchange rates. The Company has debt denominated in foreign currency and therefore the interest and repayment of debt is exposed to fluctuations in foreign exchange rates. The Company engages in foreign exchange contracts to help mitigate this risk.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There are no changes in the Company’s internal control over financial reporting that occurred during the current fiscal year that have materially affected, or are reasonable likely to material affect, the Company’s internal control over financial reporting. The Company’s interim financial statements and management discussion and analysis are approved by the Board of Directors upon the recommendation of the Audit Committee.

OUTLOOK

The Company will narrow its focus to maximizing the yield and quality of roots to return to profitability and to create positive cash flow. The Company will continue to plant, maintain and harvest ginseng crops in Ontario while maintaining the current plantings in British Columbia through to the final harvest in 2008.

The Company will continue promoting its graded root and exploring new opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Form 52-109F2 - Certification of Interim Filings

I, Wilman Wong, Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 14, 2007

    “Wilman Wong”

_______________________________________

Wilman Wong

Chief Executive Officer

Chai-Na-Ta Corp.

Form 52-109F2 - Certification of Interim Filings

I, Terry Luck, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 14, 2007

   “Terry Luck”

_______________________________________

Terry Luck

Chief Financial Officer

Chai-Na-Ta Corp.